UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM”, “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

On October 28, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Ms. Hui-ling CHEN (“Ms. Chen”) as a director of the Company, with an annual compensation of US$18,000, effective upon approval of the resolutions, until her successor is duly elected and qualified, or until her earlier death, resignation or removal. The Board has determined Ms. Chen (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Ms. Chen will be serving on the Board of Directors as a non-employee, independent director. Ms. Chen has also been named as the chairman of the compensation committee and a member of the audit committee and corporate governance and nominating committee of the Company.

The foregoing descriptions of our offer letter to Ms. Chen are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Ms. Chen and any other employees of the Company or members of the Board of Directors.

The biographical information of Ms. Chen is set forth below:

Hui-ling CHEN, age 31

Ms. Chen has served as the Advertising and Marketing Chief Director at Dream Crew Limited since March 2024, where she directs strategic advertising and marketing initiatives, campaign execution, and performance optimization to align with core business objectives. Prior to her current role, Ms. Chen held several progressive management and creative positions at YP Marketing Limited from December 2018 to February 2024, including Creative Director and Head of Marketing from November 2023 to February 2024, Marketing Director from February 2022 to November 2023, Senior Designer from November 2020 to February 2022, and Assistant Designer from December 2018 to November 2020. Throughout her tenure at YP Marketing Limited, she was responsible for overarching creative strategy, brand alignment, media coordination, and cross-channel marketing strategy. Ms. Chen holds a Vocational High School Diploma in Restaurant Management from National Hualien Agricultural Senior High School. Ms. Chen is a citizen of Republic of China and resides in the Taipei City.

Exhibit No.	Description
10.1	Director offer letter to Ms. Hui-ling CHEN dated October 28, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: October 30, 2026	By:	/s/ Ka Yee Chong
	Name:	Ka Yee Chong
	Title:	Director

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